Exhibit 99.1

Mobileye RESPONDS TO FALSE ALLEGATIONS

JERUSALEM, Israel – September 16, 2016 – (NYSE: MBLY) – In response to inquiries received this morning, Mobileye N.V. notes that the allegations recently attributed to a spokesperson for Tesla regarding Mobileye’s position in respect of Tesla internal computer visions efforts are incorrect and can be refuted by the facts.

It has long been Mobileye's position that Tesla's Autopilot should not be allowed to operate hands-free without proper and substantial technological restrictions and limitations. In communications dating back to May 2015 between the Mobileye Chairman and Tesla’s CEO, Mobileye expressed safety concerns regarding the use of Autopilot hands-free. After a subsequent face to face meeting, Tesla’s CEO confirmed that activation of Autopilot would be “hands on.” Despite this confirmation, Autopilot was rolled out in late 2015 with a hands-free activation mode. Mobileye has made substantial efforts since then to take more control on how this project can be steered to a proper functional safety system.

Tesla’s response to the May 7 crash, wherein the company shifted blame to the camera, and later corrected and shifted blame to the radar, indicated to Mobileye that Mobileye’s relationship with Tesla could not continue. Failing agreement on necessary changes in the relationship, Mobileye terminated its association with Tesla. As for Tesla’s claim that Mobileye was threatened by Tesla’s internal computer vision efforts, the company has little knowledge of these efforts other than an awareness that Tesla had put together a small team.

In any event, it is Mobileye’s policy not to respond to rumors or other spurious claims in the press. Mobileye has commented fully on its relationship with Tesla and will not provide further comment. Mobileye’s deeply held view is that the long-term potential for vehicle automation to reduce traffic injuries and fatalities significantly is too important to risk consumer and regulatory confusion or to create an environment of mistrust that puts in jeopardy technological advances that can save lives.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company’s products are or will be integrated into car models from 25 global automakers. The Company’s products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as "believes," "intends," "expects," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause the Company’s actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.